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                                                                    Exhibit 99.3



MANAGEMENT DISCUSSION AND ANALYSIS

The following management discussion and analysis of results of operations and financial position should be read in conjunction with the financial statements and notes for the third quarter ended January 31, 2004 and the audited financial statements and notes for the fiscal year (FY) ended April 30, 2003. This discussion contains certain forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties are substantially unchanged from those presented under the "Risk Factors" heading in the "Key Information" section of our annual report on Form 20-F, No. 333-103019, for the fiscal year ended April 30, 2003 filed on October 31, 2003 with the United States Securities and Exchange Commission, and available through the website maintained by the Commission at www.sec.gov, and filed on November 3, 2003 with the Canadian Securities Administrators, and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities at www.sedar.com, which risks and uncertainties are incorporated by reference herein. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars, and the word "dollars" and the symbol "$" refer to U.S. dollars.

Our financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003 the Company adopted the U.S. dollar as its reporting currency, as U.S. dollar denominated operations represent an increasingly significant portion of the Company's operations. Accordingly, the change of the Company's reporting currency from the Canadian dollar to the U.S. dollar reduces the Company's exposure to foreign currency translation adjustments. Comparative financial information has been recast as if the U.S. dollar had always been used as the Company's reporting currency, and financial information has been translated into U.S. dollars for all periods presented. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to "Geac," "we," "our," or "the Company" refer to Geac Computer Corporation Limited and its consolidated subsidiaries.

On February 3, 2004 our common shares were registered under the Securities and Exchange Act of 1934 and began trading on the NASDAQ National Market under the ticker symbol "GEAC". Our common shares also continue to be listed on the Toronto Stock Exchange under the ticker symbol "GAC."

OVERVIEW

Geac is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Our solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, time capture, budgeting, financial

                                  Page 1 of 12
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consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management and construction marketplaces, and for libraries and public safety agencies. In addition to our families of software products, we are a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training worldwide.

Geac today has a presence in the financial front and back offices of many of the largest companies in the world. These companies rely on our software applications for their financial and operational processing.


GEAC GROWTH STRATEGY

SOFTWARE REVENUE GROWTH

Geac's dual objectives are (i) to extend relationships with our existing customers by improving the productivity of those customers' existing business processes with new products that build on those customers' ERP and Internet frameworks, and (ii) to attract new customers by delivering a suite of software solutions that can be integrated with their existing enterprise application systems. In both cases, we aim to help our customers improve their business performance with their existing resources. In order to continue to do so effectively, we need to identify compelling products that are consistent with our existing suite of products and then to employ a combination of three strategies to aggregate those product offerings into a complimentary suite: build, buy and partner. We believe that, if we are successful in achieving these objectives, the result is likely to be an increase in new software license revenues.

BUILD:  ORGANIC GROWTH/PRODUCT EXPANSION

During our third quarter we continued to focus on growing our business organically along key product lines, integrating important product and organizational components of Comshare and other recent acquisitions and developing new extension and integration applications in support of our Performance Management strategy.

We have broadened our service offerings, expanded our delivery model, and enhanced the value of existing product lines with a series of initiatives designed to sustain our customer base by extending the value our customers derive from Geac software.

      - VALUE FOR MAINTENANCE - In Q2 FY 2004 we introduced a value-based maintenance offering, which delivers new technology to users of our mainframe software products that simplifies Web-enablement of applications and integration with Geac and non-Geac systems. The new program was rolled out to existing Geac E and M Series customers coming up for maintenance renewal in Q3 FY 2004. An important component of the value - based maintenance offering is an

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            initiative that offers multiple years of support including incentives to encourage customers to extend beyond our traditional one year maintenance contract. To date, approximately 13% of our renewing E and M series customers have elected to participate in the Value For Maintenance (VFM) program representing 20% of the total renewal dollars. We will continue to refine this offering as we receive customer feedback. We expect more customers to transition to this program as they renew their maintenance contracts. Once we have determined that the VFM program achieves our dual objectives of providing customer value and increasing customer retention we will look to introduce it to customers in other product lines.

      - HOSTED APPLICATION OFFERING - As we announced when reporting as to our second quarter, we have expanded our delivery model by broadening the availability of our ASP offering across our Performance Management suite. There are currently 133,000 individual licensed users of Geac Performance Management presently under contract worldwide. Our hosted solutions represent one of several application delivery and deployment options that we offer our customers as part of our commitment to provide flexibility and choice. Our expanded application delivery model also includes licensed software and usage-based programs.

      - ORGANIC GROWTH/PRODUCT EXPANSION - We continue to experience strengthening interest in our System21 Aurora line. We currently have more than 23 active projects with customers and license sales in this quarter increased by 63% over the same quarter last year. In January, our Library Solutions division was awarded a new license and maintenance agreement with the Vrije Universiteit Amsterdam having a value of more than $500,000 for Vubis Smart(R) library automation software. Vubis Smart will be used in Vrije Universiteit's Central Library and all 12 of its branches. Vrije Universiteit Amsterdam joined more than 100 customers who have purchased this next generation product to date.

BUY:  GROWTH THROUGH ACQUISITIONS

On August 6, 2003 we acquired Comshare, a leading provider of business performance management software for planning, budgeting, forecasting, financial consolidation, management reporting, and analysis. This acquisition, coupled with the acquisition of Extensity in Q4 FY 2003, is a significant piece of our strategy to build a business performance management product suite. Approximately 30% of our current Performance Management sales pipeline is comprised of existing Geac customers, which underscores an important component of our acquisition strategy - the ability to sell newly-acquired Performance Management products into new and existing Geac customer accounts. In the third quarter, Geac closed several Geac Performance Management sales with existing customers, encompassing planning and expense management applications. For example, we concluded a $425,000 sale of our time and expense management solution to a global manufacturer, and another $300,000 sale of our budgeting and planning application to a major retailer.


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Geac Performance Management is an integrated product suite that enables companies to bolster their effectiveness by tightening the linkage between business strategy formulation and operational execution. Geac Performance Management can be linked to a multitude of general ledger, ERP, CRM, and other applications provided by Geac and other software vendors. More than 600 customers with non-Geac back-office systems rely on Geac Performance Management for any or all of their planning, budgeting, forecasting, expense and travel management, financial consolidation and reporting and analysis.

PARTNER:  KEY RELATIONSHIPS

During the third quarter of FY 2004, Geac expanded its relationship with Microsoft(R). The two companies delivered joint marketing and sales events within the business performance management market. In addition, the companies ran a well-attended webcast with the CFO Magazine in January for the purpose of educating the marketplace on the impact of business performance management and generating interest in Geac's product offering. Geac and Microsoft jointly closed business representing more than $500,000 in software license revenue for our third quarter.

RESULTS OF OPERATIONS

THREE MONTH PERIOD ENDED JANUARY 31, 2004 COMPARED TO THE THREE MONTH PERIOD ENDED JANUARY 31, 2003

Revenue - Revenue for the third quarter of FY 2004 ended January 31, 2004 was $116.2 million compared to $102.6 million in the corresponding period in FY 2003, an increase of $13.6 million, or 13.2%. An increase in software license revenue of 49.9% or $6.2 million, from $12.5 million to $18.7 million, and an increase in support and services revenue of $8.2 million, from $81.4 million to $89.6 million, was offset by a decrease in hardware revenue of $0.8 million, from $8.7 million to $7.9 million.

The Company will continue to report on its two major business segments:
Enterprise Applications Solutions (EAS) and Industry Specific Applications
(ISA). The software products acquired in the Comshare and Extensity transactions are components of the EAS business segment. The business integration of Comshare and Extensity has reached a level where it is not possible to identify the expense components of the merged businesses separately.

Revenue in the EAS segment was $96.4 million in the third quarter of FY 2004, compared to $80.2 million in the third quarter of FY 2003 and $90.9 million in the second quarter of FY2004. Revenue from the business acquired in the Comshare and Extensity transactions contributed $15.9 million to this year-over-year 20.2% increase. Excluding revenue from these acquired businesses, EAS segment revenue organically grew by $0.3 million.

EAS software license sales to new and existing customers were $16.9 million, compared to $9.9 million in the third quarter of FY 2003 and compared to $13.2 million

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in the second quarter of FY 2004. This represents an increase of 72.0% and 28.6%
respectively. The software products acquired in the Comshare and Extensity transactions represented $5.2 million of total EAS software license sales during the quarter. EAS software license revenue is anticipated to continue to grow through the remainder of the fiscal year as a result of license sales of the software products acquired in the Comshare and Extensity transactions and from our new System 21 Aurora application.

EAS support and services revenue was $72.3 million, compared to $62.8 million in the third quarter of FY 2003. Support and services revenue generated by the Comshare and Extensity businesses represented $10.7 million of the total during the quarter. Therefore, excluding this revenue, there was a $1.2 million decline. Services and other revenue, which consists primarily of professional implementation and training services, accounted for $4.8 million of the net $9.5 million increase.

EAS hardware sales revenue was $7.2 million, a decrease of $0.3 million from the $7.5 million in the third quarter of FY 2003.

ISA segment revenue was $19.8 million, compared to $22.4 million in the third quarter of FY 2003. The net $2.6 million decline was primarily attributable to reduced revenues in the Interealty division, as the result of clients' decisions not to renew their contracts. The ISA segment is not viewed as a growth segment for Geac and competitive pricing pressure is expected to continue; however Vubis, our new Libraries product, has met with success.

Cost of revenue increased by 9.6%, to $45.9 million from $41.9 million in the corresponding period in FY 2003. These increased costs were in support of a notable increase in both software license sales and support and services revenue. The gross profit margin in the third quarter of FY 2004 increased to 60.5% of revenue from 59.2% a year ago and from 59.5% in the second quarter of FY 2004.

Operating Expenses. Operating expenses were $51.1 million in the third quarter of FY 2004, compared to $42.5 million in the corresponding period last year. The year over year increase in operating expenses is primarily attributable to the Comshare and Extensity acquisitions.

- Sales and marketing expenses increased by $5.1 million, and sales and marketing expenses as a percentage of revenues increased from 13.2% in the third quarter of FY 2003, to 16.1% in the third quarter of FY 2004. This increase reflects personnel expenses and related sales and marketing costs intended to drive increased new software license revenue. Sales and marketing expenses as a percentage of revenues decreased from 17.8% in Q2 of FY 2004 to 16.1% in Q3 of FY 2004 as a result of further integration of the Comshare and Extensity sales force. We continue to prioritize integration efforts with the goal of facilitating and accelerating the selling process.


                                  Page 5 of 12
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-  Product development expenses increased by $2.2 million, and product development expenses as a percentage of revenues increased from 13% in the third quarter of FY 2003 to 13.4% in the third quarter of FY 2004. This increase is primarily attributable to continued spending to support the development of applications associated with the Extensity and Comshare businesses, and the release of internally developed products.

- General and administrative (G&A) expenses are basically flat year over year but G & A expenses as a percentage of revenues decreased from 15.0% in the third quarter of FY 2003, to 13.3% in the third quarter of FY 2004. G & A decreased as a percentage of revenue from 13.9% in the second quarter of FY 2004, to 13.3% in the third quarter of FY 2004.

Net Restructuring and Other Unusual Items. During the third quarter of FY 2004, the Company recorded a net reversal of $0.9 million in net restructuring and other unusual items, which included a reversal of $1.6 million of accrued liabilities and other provisions recorded in prior years which were no longer required, and a gain of $0.2 million resulting from the sale of assets associated with our Northern Ontario Networks and Technical Consulting (NTC) division. These credits were partially offset by a charge of $0.8 million relating to adjustments with respect to a lease obligation assumed in the JBA acquisition and a charge of $0.1 million for severance related to the restructuring of the Company's business in North America. In the corresponding period last year, the Company did not record any restructuring and other unusual items.

Amortization of Intangible Assets. As a result of the intellectual property acquired in the Extensity and Comshare transactions, $2.3 million has been recorded in amortization of intangibles. In the third quarter of FY 2003 there was a $0.2 million charge for amortization of intangible assets on the income statement.

The purchase price allocation for the acquisition of Comshare has been based on available information at the time of the preparation of these interim consolidated financial statements and management's best estimate of the fair value of the net assets acquired. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of our current fiscal year by an adjustment to goodwill.

Other Income (Expense). Other expense of $1.0 million in the third quarter of FY 2004 was directly attributable to a net loss on foreign exchange. The foreign exchange loss in the quarter is primarily attributable to the acquisition of Comshare. At the time of acquisition, Comshare US recorded amounts owing to the European Comshare entity in US dollars, resulting in the foreign exchange loss as the US dollar depreciated as compared to the British Pound Sterling during the quarter. In the corresponding period last year, other income in the amount of $0.7 million included a $0.6 million gain on foreign exchange and $0.5 million in investment income from the sale of marketable securities, partially offset by a $0.4 million adjustment in the valuation of fixed assets.


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Income Taxes. The provision for income taxes was $3.7 million in the third quarter of FY 2004, compared to $7.2 million in the corresponding period last year. Of the total $3.7 million provision for income taxes recorded in the third quarter of FY 2004, $0.3 million reflected utilization of income tax assets, and $3.4 million represented cash taxes. Of the total $7.2 million provision for income taxes recorded in the third quarter of FY 2003, $6.7 million reflected utilization of income tax assets, and $0.5 million represented cash taxes. The effective tax rate for the third quarter of FY 2004 was 20.2%, compared to a rate of 37.4% for the third quarter of FY 2003.

The decrease in the effective tax rate from the third quarter of FY 2003 to the third quarter of FY 2004 is due to the use of previously unrecognized losses and timing differences to reduce income, as well as the recognition of future tax assets due to changes in tax circumstances in various subsidiaries. These decreases, which are reflected in the future tax provision are partially offset by additional current taxes from adjusting the liability for current taxes previously recorded to actual tax liabilities on tax returns.

Net Income Net income was $14.4 million, or $0.17 per diluted share, compared to $12.0 million, or $0.15 per diluted share, in the third quarter of FY 2003. Compared to the third quarter of FY 2003, currency fluctuations -- primarily attributable to the British Pound Sterling and the Euro against the U.S. Dollar -- had the effect of increasing net income by $0.6 million or $0.01 per share.

RESULTS OF OPERATIONS

NINE MONTHS ENDED JANUARY 31, 2004 COMPARED TO THE NINE MONTHS ENDED JANUARY 31, 2003

Revenue - Revenue for the nine months ended January 31, 2004 was $329.2 million compared to $305.9 million for the nine months ended January 31, 2003, an increase of $23.3 million, or 7.6%. EAS segment revenue grew by 14.3% as a result of revenue from both acquired and organic software, while ISA segment revenue declined by 14.4%. A 40.0% increase in software license revenue of $13.4 million, from $33.4 million to $46.8 million, and an increase in support and services revenue of $14.2 million, from $247.3 million to $261.5 million, was offset by a decrease in hardware revenue of $4.3 million, from $25.2 million to $20.9 million. As a percentage of total revenue, Software has increased from 10.9% for the year ended April 30, 2003 to 14.2% for the nine months ended January 31, 2004. This increase is strong evidence of management execution of our strategy to increase software revenue in our total revenue mix.

Revenue in the EAS segment was $268.1 million in the first nine months of FY 2004, compared to $234.6 million in the first nine months of FY 2003. This year-over-year $33.6 million, or 14.3% increase is attributable to $35.2 million in revenue from the Comshare and Extensity product lines.


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EAS software license sales to new and existing customers were $40.9 million, compared to $26.5 million in the first nine months of FY 2003. This represents an increase of $14.4 million, or 54.5%. The software products acquired in the Comshare and Extensity transactions represented $10.8 million of total EAS software license sales during the first nine months of FY 2004.

EAS support and services revenue was $209.1 million, compared to $186.8 million in the same period in FY 2003. Support and services revenue generated by the Comshare and Extensity businesses represented $24.4 million of the FY 2004 total. Therefore, excluding this revenue, there was a $2.1 million decrease primarily in support revenue. Services and other revenue, which consists primarily of professional implementation and training services, accounted for $12.0 million of the net $22.4 million increase.

EAS hardware sales revenue was $18.1 million, compared to $21.3 million during the first nine months of FY 2003. This represents a 15.2% decline in hardware revenue. This declining trend may continue as a result of Geac's shift of focus away from this low margin business.

ISA segment revenue declined by $10.3 million, from $71.3 million to $61.0 million, or 14.4% as compared to the first nine months of FY 2003. The decline is primarily attributable to revenue from the Interealty division, which declined by $8.4 million, reflecting significant price pressure and customer losses in the core Multiple Listing Service (MLS) application business and the continuing decline in revenue from the MLS book publishing business, which was expected. Revenue for the restaurants division also declined by $1.4 million of which $1.2 million was a decline in hardware revenue. All other ISA businesses combined accounted for the remaining $0.5 million revenue decline.

Cost of Revenues. Costs of revenues increased by $2.6 million, or 2.0%, from $129.3 million in the first nine months of FY 2003 to $131.8 million in the first nine months of FY 2004 because of the increase in revenue and the variable nature of the expenses. However, gross profit margins increased from 57.7% to 59.9%. Costs of software license revenues increased by $0.9 million related to licensing of third party software in several of our product lines. Costs of support and services, primarily comprised of personnel and related costs, increased by $5.5 million, or 5.3% as a result of a 5.8% increase in support and services revenue.

Operating Expenses. Operating expenses were $147.9 million, compared to $124.3 million in the first nine months of last year. The results for the first nine months of FY 2004 include expenses relating to the Extensity and Comshare businesses, whereas the results for the first nine months of FY 2003, which pre-date the acquisition of these businesses, do not. The year over year increase in operating expenses is attributable to these acquisitions.


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-  Sales and marketing expenses increased by $12.6 million, and sales and marketing expenses as a percentage of revenues increased from 13.8% in the first nine months of FY 2003 to 16.6% in the first nine months of FY 2004. Sales and marketing expenses are expected to increase as a percentage of revenue as software revenue increases as a percentage of Geac's total revenue.

- Product development expenses increased by $5.3 million, and product development expenses as a percentage of revenues increased from 12.7% in the first nine months of FY 2003 to 13.4% in the first nine months of FY 2004. This increase is primarily attributable to the acquisitions of Extensity and Comshare, which are designed to support Geac's strategy of buy, build and partner for software license revenue growth.

- General and administrative (G&A) expenses increased by $3.9 million in the first nine months of FY2004 compared to the first nine months of FY 2003, although only $0.1 million of the increase occurred in Q3 of FY2004. G & A expenses as a percentage of revenue is expected to decline going forward.

Net Restructuring and Other Unusual Items. During the nine months ended January 31, 2004 the Company recorded a net reversal of $3.8 million in net restructuring and other unusual items, which included a reversal of $4.8 million of accrued liabilities and other provisions recorded in prior years which were no longer required, and a gain of $0.2 million resulting from the sale of assets associated with our Northern Ontario NTC division. These credits were partially offset by a charge of $0.8 million relating to new information obtained on a lease obligation assumed in the JBA acquisition and a charge of $0.4 million for severance related to the restructuring of the Company's business in North America. In the corresponding period last year the Company recorded a net reversal of $0.7 million in net restructuring and other unusual items.

Amortization of Intangible Assets. Amortization of intangible assets, primarily acquired software, was $5.4 million for the period ending January 31, 2004, compared to $0.5 million in the same period in FY 2003. This $4.9 million increase is attributable to amortization of intangible assets associated with the Extensity and Comshare businesses, which were acquired in the fourth quarter of FY 2003 and the second quarter of FY 2004, respectively.

The purchase price allocation for the acquisition of Comshare has been based on available information at the time of the preparation of these interim consolidated financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of our current fiscal year by an adjustment to goodwill.

Other Income (Expense). Other expense of $1.8 million YTD in FY 2004 was attributable to a net loss on foreign exchange. In the corresponding period last year, Other income in the net amount of $2.3 million is attributable to $1.3 million of foreign

                                  Page 9 of 12
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exchange gains, a $0.6 million gain on the sale of marketable securities, and a
$0.4 million gain on the sale of fixed assets.

Income Taxes. The provision for income taxes was $13.2 million in the first nine months of FY 2004, compared to $21.0 million in the corresponding period last year. Of the total $13.2 million provision for income taxes recorded in the first nine months of FY 2004, $6.9 million reflected utilization of income tax assets, and $6.3 million represented cash taxes. Of the total $21.0 million provision for income taxes recorded in the first nine months of FY 2003, $17.4 million reflected utilization of income tax assets, and $3.6 million represented cash taxes. The effective tax rate for the first nine months of FY 2004 was 27.6%, compared to a rate of 38.0% for the first nine months of FY 2003.

The decrease in the effective tax rate from the third quarter of FY 2003 to the third quarter of FY 2004 is due to the use of previously unrecognized losses and timing differences to reduce income, as well as the recognition of future tax assets due to changes in tax circumstances in various subsidiaries. These decreases, which are reflected in the future tax provision, are partially offset by additional current taxes from adjusting the liability for current taxes previously recorded to actual tax liabilities on tax returns.

Net Income. Net income was $34.6 million, or $0.40 per diluted share, compared to $34.1 million, or $0.42 per diluted share, in the first nine months of FY 2003. During the first nine months of FY 2004, currency fluctuations - primarily attributable to the strength of the British Pound Sterling and the Euro against the U.S. Dollar - had the effect of increasing net income by $1.0 million, or $0.01 per share.

LIQUIDITY AND FINANCIAL CONDITION

At January 31, 2004 cash and cash equivalents totalled $79.0 million, compared to $89.8 million at April 30, 2003. Excluding from the cash and cash equivalents figure of $79.0 million at January 31, 2004 an increase of $3.0 million from the effect of foreign exchange rates, cash and cash equivalents declined by $13.9 million in the first nine months of FY 2004. However, $39.1 million in net cash was used for the acquisition of Comshare in Q2 of this fiscal year.

The third quarter of each fiscal year continues to be the period in which we generally record the highest number of renewals for maintenance and support contracts. Accordingly, cash receipts from maintenance contract renewals are highest in the third quarter of the fiscal year and lowest in the first and second quarters, while maintenance revenue is recognized ratably over the year.

This seasonality is reflected in the increase in cash provided from operating activities from negative $2.2 million in the second quarter of FY 2004 to positive $30.8 million in the third quarter of FY 2004. Compared to the third quarter of FY 2003 cash provided from operating activities decreased by $7.0 million, or 18.6% primarily caused by a

                                 Page 10 of 12
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longer renewal cycle on maintenance contracts resulting in a lower deferred revenue balance.

For the first nine months of FY 2004 cash provided in operating activities was $28.2 million, compared to $11.0 million in the first nine months of FY 2003. In the first nine months of FY 2003 there was a decrease of $34.5 million in non-cash working capital primarily attributable to payments of prior year restructuring charges. Such a significant restructuring charge did not occur in FY 2003 that would impact FY 2004 and we do not expect to record an unusual item related to restructuring in FY 2004. Excluding changes in non-cash working capital and deferred revenue, cash provided by operating activities was $48.3 million for the first nine months of FY 2004, compared to $59.5 million for the first nine months of FY 2003 largely due to a $17.4 million future tax asset recorded for FY 2003 compared to a $6.8 million future tax asset for FY 2004.

Cash used in investing activities was $1.0 million in the third quarter of FY 2004, compared to cash provided by investing activities of $1.0 million in the corresponding period last year. Cash used in investing activities in the third quarter of FY 2004 included $1.6 million in additions to property, plant and equipment, offset by $0.3 from the proceeds on sale of our Northern Ontario NTC division, and $0.4 million in restricted cash and cash equivalents.

Cash provided by financing activities was $1.0 million in the third quarter of FY 2004 as a result of the receipt of $0.3 million in proceeds from the issuance of common shares and the addition of a capital lease of $0.7 million in Europe. In the corresponding period last year, cash provided by financing activities was $7.4 million as a result of the receipt of $7.8 million in proceeds from the exercise of 4,475,000 warrants, offset by the repayment of long-term debt in the amount of $0.4 million.

Accounts receivable and other, including unbilled receivables, was $71.5 million at January 31, 2004 compared to $61.6 million at the end of FY 2003. This $9.9 million increase included the effects of a $6.1 million increase due to changes in foreign exchange rates, an $8.9 million increase associated with the Comshare acquisition, net of a $5.1 million reduction in other receivables primarily attributable to collections of outstanding receivables at January 31, 2004.

Prepaid other assets, which are comprised of deposits, prepaid maintenance, insurance, and prepaid royalties, increased by $0.8 million, from $11.9 million at the end of FY 2003 to $12.7 million at the end of the third quarter of FY 2004. The increase is primarily attributable to prepaid amounts associated with the acquisition of Comshare.

Other assets of $4.7 million were recorded for the period ended January 31, 2004, which includes a pension asset, currently valued at $3.2 million, acquired in the Comshare transaction and $1.5 million related to the financing costs of the Wells Fargo three year revolving credit facility.


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Accounts payable and accrued liabilities were $116.2 million at the end of the third quarter of FY 2004, compared to $95.0 million at the end of FY 2003. This $21.2 million net increase is primarily attributable to a $17.6 million pension liability assumed in the Comshare acquisition, and a net $2.0 million reserve for premises, severance and other reserves related to the Comshare acquisition. Legal accruals increased by $1.3 million, and other liabilities increased by $9.4 million, including $4.3 million for tax related liabilities. These increases were offset by a $9.1 million net reduction in other restructuring reserves.

Deferred revenue is comprised of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement and deferred professional services revenue, which is recognized as such services are performed. The term for maintenance agreements has historically been one year; however, we have recently initiated a campaign for customer retention that offers multiple years of support with incentives to encourage customers to extend beyond one year. Deferred revenue declined by $8.0 million, from $122.6 million at the end of FY 2003 to $114.6 million at the end of the third quarter of FY 2004. Excluding the effect of a $9.2 million increase in deferred revenue at January 31, 2004 associated with the Comshare acquisition, a $6.1 million increase attributable to foreign exchange rates, and a $1.4 million decrease associated with the release of previously recorded provisions, deferred revenue declined by $21.9 million. Factors that contributed to this decline are: longer customer renewal cycles in part because of the introduction of VFM and multiple year contracts, attrition in maintenance contracts and longer time period for collections of annual maintenance billings in Europe. In the corresponding period last year, deferred revenue declined by $14.0 million, excluding the effect of foreign exchange rates.

COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

As disclosed in note 12 to the FY 2003 financial statements and in accordance with Canadian GAAP, the Company has commitments that are not reflected in the balance sheet of the Company. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on Geac's behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. The Company does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on the assets and liabilities of the Company at January 31, 2004.




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